Energie vernünftig

SUPPL 82-3178

03 MAY...

October 1 – December 31, 2002



PROCESSED
JUN 03 2003
THOMSON FINANCIAL

...holders 1st Q... a... 2002/03

At a glance

- Result before tax maintained at a high level.
- "Austrian gas solution" – ECONGAS commences its operative activities.
- "Austrian electricity solution" – anti-trust procedure enters into a more detailed investigation.

Key figures – EVN Group

		2002/03 Q. 1	2001/02 Q. 1	Change %	2001/02	2000/01
Sales						
Electricity[1]	GWh	2,752	2,454	12.1	8,624	7,773
Gas[1]	m m³	613	769	–20.2	2,317	1,589
Heating	GWh	279	267	4.4	786	721
Water	m m³	5	5	0.0	24	23
Income statement						
Sales revenues	EUR m	350.8	371.8	–5.6	1113.9	1014.7
EBITDA	EUR m	100.0	104.4	–4.2	250	243.8
Operating result (EBIT)	EUR m	71.3	75.8	–5.9	127.9	121.0
Result before tax	EUR m	75.7	75.4	0.4	137.6	126.3
Period net result	EUR m	51.0	49.8	2.4	89.5	87.8
Earnings per share	EUR	1.36	1.33	2.3	2.39	2.56
Balance sheet						
Balance sheet total	EUR m	2,907.1	2,803.9[2]	3.7	2,803.9	2,498.6
Equity	EUR m	1,117.8	1,041.1[2]	7.4	1,041.1	1,013.0
Equity ratio	%	38.5	37.1[2]	–	37.1	40.5
Net debt	EUR m	310.8	441.9[2]	–29.7	441.9	342.1
Cash flow and investments						
Cash flow from the result	EUR m	99.3	92.1	7.9	287.7	242.9
Investments in tangible assets	EUR m	44.5	25.4	75.2	161.7	157.7
Employees						
Number of employees	Average	2,216	2,194	1.0	2,199	2,204
EBIT / employee	TEUR	32.2	34.5	–	58.2	54.9
Value based figures						
Capital employed	EUR m	2,133.7	2,033.5	4.9	2,066.3	1,802.9
Return on equity	%	4.7	4.9	–	6.1	6.4
Return on capital employed	%	3.2	3.4	–	8.7	9.4

[1] Including trading and sales to other energy companies
[2] As per January 31, 2002



Dear Shareholder,

During the first three months of the 2002/03 financial year, EVN's financial performance was stable and satisfying despite unfavourable market conditions. In the past quarter, EVN volumes sold, sales and results were largely maintained at the high level of the preceding year. However, it should be noted that due to the highly seasonal nature of the energy industry, the figures for a single quarter represent only a limited indication of the results for the full year.

Further important progress was made during the period under review with regard to the planned consolidation of the Austrian electricity and gas markets.

"Austrian gas solution" – ECONGAS commences operations

Following the approval granted by the anti-trust authorities at the end of October 2002 and the signing of the contracts by all the partners involved on December 18, 2002, ECONGAS commenced operations on January 1, 2003. As a combined trading and key account company, ECONGAS will in future serve business customers throughout Austria. At the same time, via ECONGAS, we also wish to exploit the opportunities offered by a liberalised, single gas market on the basis of a clear growth strategy.

Detailed legal anti-trust appraisal for the "Austrian electricity solution"

An application for approval of the economic alliance between the partner companies in the "Austrian electricity solution" was submitted to the European Competition Commission in December 2002. The authority's ruling on February 4, 2003, initiated a more detailed appraisal of the application. Consequently, a final decision is anticipated by the beginning of June 2003 at the earliest.

The planned partnership lays the foundation for an Austrian electricity trading house of European stature (APT), as well as for a key account company ("e&s neu") with growth potential extending beyond Austria's borders. At the same time, the benefits of European electricity market deregulation are being made available to customers through competitive pricing and a considerable expansion in the scope of services provided. An additional advantage for EVN and its customers lies in the fact that as a result of the partnership with Verbundgesellschaft, long-term access to certified hydro-power can be guaranteed.

The newly founded EVN Energievertrieb GmbH & Co KG commenced its operations on October 1, 2002. Within the framework of the EnergieAllianz, in future this company will be responsible for electricity and gas retail sales in the EVN supply area. EVN has a limited partnership share in this company of 100%.

Test operations at the thermal waste incineration plant to commence shortly

At the beginning of April, test commissioning will commence at the thermal waste incineration plant. The plant, which is adjacent to the Dürnrohr power station, is the largest and most modern of its type in Austria and will have an annual capacity of 300,000 t. This means that the plant will be ready as planned when new landfill legislation comes into force in Austria at the beginning of 2004.

Outlook

Business development in the first three months of the new financial year provides a solid basis for the continuation of positive business within the EVN Group.

All Group activities comply with our intention of making active use of the opportunities created by energy market liberalisation. EVN is meeting this objective through the further enhancement of its multi-service utility approach and the intensification of the partnerships with other energy suppliers.

Against the background of eastward EU enlargement in 2004, the location of the EVN supply area on the borders of the new member states means that it will benefit from the increased economic dynamism of the entire region. With its integrated range of energy and infrastructure services, EVN is in an excellent position to take advantage of this positive development. In general, Eastern Austria and with it the core supply area of EnergieAllianz, will be especially favoured by these changes. Furthermore, we anticipate additional impulses from the partnerships with Verbundgesellschaft and OMV.

Rudolf Gruber
Chairman of the Executive Board

Maria Enzersdorf,
February 2003

General economic climate

EVN business development during the first quarter of the 2002/03 financial year (October 1 – December 31, 2002) was mainly influenced by the following factors:

- Tangible competitive pressure derived from the liberalisation of the energy markets.
- A continuation of the generally subdued economic climate.
- Higher energy demand for heating than in the comparative period of the preceding year as a result of weather conditions.
- Gas purchasing prices, which remained at a high level.

During the period from October to December 2002, the Austrian economy failed to gather momentum. Employment levels were down on the previous year and company polls also indicated no sign of an imminent upturn.

In the months between October and December 2002, the heating degree total, which is used as an indicator for temperature-related energy demand, was around 5.7% above that of the previous year. Nonetheless, because of the particularly mild temperatures in November 2002, the heating degree total was once again below the long-term average.

The increased competitive pressure derived from the opening of the electricity market on October 1, 2001, and of the gas market on October 1, 2002, slowed EVN's business development.

During the period under review, gas purchasing prices continued to show an upward trend.

Overall business development

Sales revenues maintained at a high level

Following a particularly successful first quarter of the 2001/02 financial year, during which sales volumes were primarily influenced by one-off trading business in the gas sector, EVN succeeded in largely maintaining this high level during the reporting period.

Despite unfavourable general conditions, total revenues amounted to EUR 350.8 m, which was 5.6% below the figure of the previous year. EVN energy revenues of EUR 328.0 m were 6.2% down on the comparative total of the previous year.

While electricity revenues rose by 1.3% to EUR 164.3 m during the first quarter of 2001/02, sales revenues in the gas area fell by 14.0% to EUR 150.0 m, as compared to the high figure of the preceding year, which was well above average due to one-off transactions. Heating revenues and other sales revenues rose by a total of EUR 1.3 m, or 3.6%.

Other operating income dropped by EUR 0.9 m, largely as a consequence of reduced changes in inventories.

Energy purchasing expenditure again disproportionately high

In absolute terms, the expenditure on electricity and primary energy purchases fell by 7.1% in line with the decline in sales revenues. However, relative to sales revenues, there was a further slight increase in the cost of energy purchases.

At EUR 20.7 m, the cost of materials and services remained 8.4% below the level of the preceding year.

Work force and personnel expenses slightly higher

As a consequence of continuing recruitment related to the imminent testing of operations at the thermal waste incineration plant adjacent to the Dürnrohr power station, the AVN work force grew by 40 employees, while in other Group companies employee numbers showed a downward trend. All in all, the Group work force increased by 22 employees, or 1.0%. By contrast, as a result of a reduction in allocations to the provision for pensions, personnel expenses remained virtually unchanged, rising by just 0.5%.

Depreciation remained practically unchanged at EUR 28.7 m and other operating expenses were reduced by 14.2%.

Profit before tax slightly up on the preceding year

In spite of the unfavourable economic climate, EVN was able to achieve an operating result (EBIT) that was only 5.9% below the high level of the same period of the preceding year at EUR 71.3 m.

The financial result improved markedly compared to that of the previous year. This was due primarily to changes in valuation of EUR 4.8 m.

As compared with the first quarter of the last business year, the profit before tax rose by EUR 0.3 m or 0.4% respectively to EUR 75.7 m.

Lower provisioning for deferred taxes resulted in reduced income tax expenditure. Consequently, net income for the quarter was EUR 1.3 m, or 2.6%, up on the comparable figure for the preceding year at EUR 51.0 m.

Operating result (EBIT)
Q. 1


EUR m
80
60
40
20
56.8
75.8
71.3
2000/01 Q. 1
2001/02 Q. 1
2002/03 Q. 1

Income statement (IAS)

	2002/03 Q. 1 EUR m	2001/02 Q. 1 EUR m	Change EUR m	Change %
Electricity revenues	164.3	162.1	2.2	1.3
Gas revenues	150.0	174.4	–24.4	–14.0
Heating revenues	13.7	13.1	0.6	4.8
Water revenues	3.9	3.9	0.0	0.0
Other revenues	18.9	18.3	0.6	3.3
Sales revenues	**350.8**	**371.8**	**–21.0**	**–5.6**
Own work capitalised and other operating income	8.3	9.2	–0.9	–9.6
Electricity purchases and primary energy expenses	–182.5	–196.5	14.0	7.1
Cost of materials and services	–20.7	–22.6	1.9	8.4
Personnel expenses	–45.0	–44.8	–0.2	–0.5
Depreciation	–28.7	–28.6	–0.1	–0.4
Other operating expenses	–10.8	–12.6	1.8	14.2
Operating result (EBIT)	**71.3**	**75.8**	**–4.5**	**–5.9**
Result from investments	–1.2	–0.8	–0.4	–57.4
Interest and other financial result	5.6	0.4	5.2	–
Financial result	**4.4**	**–0.4**	**4.8**	–
Result before tax	**75.7**	**75.4**	**0.3**	**0.4**
Taxes on profit	–24.7	–25.7	1.0	3.8
Minority interests	0.0	0.0	0.0	0.0
Period net result	**51.0**	**49.7**	**1.3**	**2.6**
Number of shares	37,581,455	37,107,903		
Earnings per share (in EUR)	1.36	1.33	0.03	2.3

Balance sheet structure modified due to changes in investments

As compared to the last balance sheet date (September 30, 2002), the EVN Group balance sheet total increased by EUR 103.2 m, or 3.7%, to EUR 2,907.1 m.

Due to the sale of the interest in ATEL, the share of fixed assets declined from 83.7% to 79.1%. At the same time, a reporting date related rise in receivables, as well as the seasonal fall in the inventories, combined with higher liquidity resulted in an increase of current assets of 20.9%.

The liabilities side showed a fall in provisions, which was counterbalanced by an increase in other current liabilities. On balance, the liabilities rose by EUR 27.6 m.

Shareholders' equity rose to EUR 1,117.8 m reflecting the result achieved in the first quarter and a closing date related, result-neutral valuation adjustments due to the application of IAS 39. In total, this represented a relative increase of 7.4% and the equity ratio on the balance sheet date for the period amounted to 38.5%.

Balance sheet structure December 31, 2002


%
100
80
60
40
20
79.1
20.9
38.5
47.8
13.7
Assets
Equity and liabilities
Fixed assets
Current assets
Equity
Long-term loans
Short-term loans

Balance sheet (IAS)

	31.12.2002 EUR m	30.9.2002 EUR m	Change EUR m	Change %
Assets				
Fixed assets				
Tangible and intangible assets	1,568.6	1,554.3	14.3	0.9
Investments	615.5	698.6	–83.1	–11.9
Other fixed assets	116.7	92.9	23.8	25.6
	2,300.8	**2,345.8**	**–45.0**	**–1.9**
Current assets				
Inventories	57.4	78.8	–21.4	–27.1
Receivables and other current assets	267.3	198.2	69.1	34.9
Cash and current deposits	281.6	181.1	100.5	55.5
	606.3	**458.1**	**148.2**	**32.4**
Total assets	**2,907.1**	**2,803.9**	**103.2**	**3.7**
Equity and liabilities				
Equity				
Share capital	91.1	91.1	0.0	0.0
Capital reserves	186.8	186.8	0.0	0.0
Retained earnings	839.9	763.2	76.7	10.1
	1,117.8	**1,041.1**	**76.7**	**7.4**
Minority interests	**22.6**	**23.6**	**–1.0**	**–4.4**
Long-term liabilities				
Long-term debt	681.5	680.0	1.5	0.2
Deferred tax	46.3	36.6	9.7	26.4
Long-term provisions	425.1	429.3	–4.2	–1.0
Deferred income from customer payments for network construction	171.1	169.2	1.9	1.1
Other long-term liabilities	43.0	36.2	6.8	18.9
	1,367.0	**1,351.3**	**15.7**	**1.2**
Current liabilities				
Short-term loans	3.3	14.6	–11.3	–77.2
Taxes payable	88.2	65.2	23.0	35.3
Trade accounts payable	110.7	94.9	15.8	16.7
Current provisions	90.5	123.7	–33.2	–26.8
Other current liabilities	107.0	89.5	17.5	19.6
	399.7	**387.9**	**11.8**	**3.0**
Total equity and liabilities	**2,907.1**	**2,803.9**	**103.2**	**3.7**

Cash flow and corporate financing

During the period under review, cash flow from the result increased by 7.9% to EUR 99.3 m due to higher non-cash components. Strong growth was achieved in the cash flow from operating activities through a reduction in working capital.

As a consequence of the sale of the stake in ATEL, there was also a positive cash flow from investment activities. By contrast, the cash flow from financing activities was markedly below the comparable figure for the first quarter of the preceding year, on which the EUR 300 m bond issue in December 2001 had a correspondingly positive effect.

In total, these changes led to a marked increase in liquidity of EUR 85.1 m.

Investments

Investment in the first quarter of 2002/03 amounted to a total of EUR 44.5 m, which was EUR 19.1 m, or 75.2%, up on the figure for the comparable period of the previous year. Focal points during the period under review were the enlargement of wind parks in the electricity sector, as well as the construction of the thermal waste incineration plant adjacent to the Dürnrohr power station in the other investments category.

Cash flow statement (IAS)

	2002/03 Q. 1 EUR m	2001/02 Q. 1 EUR m	Change EUR m	Change %
Result before tax	75.7	75.4	0.3	0.4
Non-cash components	23.6	16.7	6.9	41.4
Cash flow from the result	99.3	92.1	7.2	7.9
Cash flow from operating activities	66.6	20.8	45.8	220.0
Cash flow from investment activities	19.5	–36.9	56.4	152.8
Cash flow from financing activities	–0.9	216.5	–217.4	–100.4
Total cash flow	85.1	200.4	–115.3	–57.5
Cash and cash equivalents at the beginning of the period	143.4	–80.9	224.3	277.2
Cash and cash equivalents at the end of the period	228.5	119.5	109.0	91.2

Investments Q. 1, 2002/03


46 %
40 %
1 %
4 %
9 %
Electricity
Gas
Heating
Water
Other

Changes in equity

EUR m	Share capital	Capital reserves	Retained earnings	IAS 39 reserve	Own shares	Total
As at 30.9.2001	**91.1**	**186.8**	**758.2**	**0.0**	**–23.0**	**1,013.0**
Initial application of IAS 39			–52.4	–5.7		–58.1
Dividends 2000/01			–26.3			–26.3
Net result 2001/02			89.5			89.5
Sale of own shares			10.2		23.0	33.2
IAS 39 result neutral value change				–29.2		
Other changes			19.0			–68.3
As at 30.9.2002	**91.1**	**186.8**	**798.2**	**–34.9**	**0.0**	**1,041.1**
Result Q. 1 2002/03			51.0			51.0
IAS 39 result neutral value change				24.6		24.6
Other changes			1.0			1.0
As at 31.12.2002	**91.1**	**186.8**	**850.2**	**–10.3**	**0.0**	**1,117.8**

The individual business areas

Electricity sector subject to intense competition

As planned, on October 1, 2002, the EnergieAllianz partner companies launched a new structure for their joint energy business, which also required EVN to make appropriate changes. Now, all retail sales are effected via EVN Energievertrieb GmbH & Co KG and all electricity trading is concentrated in e&t, the joint EnergieAllianz trading subsidiary. The fact that EVN's in-house electricity production is also being marketed by e&t led to corresponding external sales revenues.

Against this background, EVN electricity sales volumes rose by a total of 12.1%. However, sales to end customers fell by 8.1% as compared to the first quarter of the previous year. In terms of total sales to end customers, sales in the EVN network area dropped by 2.8% as a consequence of competitive and economic factors, while sales outside the EVN network area were down by around 5.3% due to the expansion of the Allianz area and the accession of the Energie AG to the EnergieAllianz.

By contrast, there was sizeable growth in the area of electricity trading and sales to other power companies, as all the electricity generated has been handed over to e&t within the framework of the agreements with the partners in the EnergieAllianz.

In spite of the continuing competition and pressure on energy price levels, EVN electricity revenues also rose by 1.3% in the period under review.

Generation in EVN's power stations during the first quarter of 2002/03 amounted to around 862 GWh (Q. 1, 2001/02: 1,413 GWh). The fall of 39.0% over the first quarter of 2001/02 was due to increased costs in the primary energy sector.

Gas sales adjusted for gas trading

During the period under review there was also a change in the structure of gas sales. Sales to end customers in the retail segment are now completed via EVN Energievertrieb GmbH & Co KG. Moreover, since January 1, 2003, key account customers have been served by ECONGAS, the joint subsidiary owned by the EnergieAllianz partners, OMV and OÖF. In future, ECONGAS will be responsible for the entire gas trading and sourcing business of the partner companies.

Sales volumes

	2002/03 Q. 1	2001/02 Q. 1	Change absolute	%
Electricity (GWh)				
End customers	1,650	1,795	–145	–8.1
Electricity trading and sales to other electricity companies	1,102	660	442	67.0
Total electricity sales volumes	**2,752**	**2,454**	**298**	**12.1**
Gas (m m³)				
End customers	483	502	–19	–3.8
Gas trading and sales to external power stations	130	267	–137	–51.2
Total gas sales volumes	**613**	**769**	**–156**	**–20.2**
Company plants and internal consumption	53	185	–132	–71.4
Total natural gas consumption	**667**	**954**	**–287**	**–30.1**
Heating sales volumes (GWh)	**279**	**267**	**12**	**4.4**
Water sales volumes (m m³)	**5**	**5**	**0**	**0**

Total EVN gas sales during the period under review were 20.2% lower than in the comparable quarter of last year. This decline was mainly due to the unusually high sales volume of the first quarter of the preceding year, which was characterised by extensive one-off trading transactions. Consequently, gas trading and sales to external power stations fell by a total of 51.2%.

Gas sales to end customers were 3.8% down. However, retail business rose by 6.2% as a result of the acquisition of the Korneuburg municipal gas utility, on-going network expansion and the prevailing cold weather. By contrast, the effects of market liberalisation led to a fall in sales volumes to industrial customers of 12.4%.

In line with this volume trend, gas revenues were 14.0% lower than in the preceding year.

Heating business benefits from favourable temperatures

Heating sales in the first quarter of 2002/03 rose by 4.4% as compared to the preceding year. Apart from the growing number of customer connections, this growth was primarily due to more favourable temperatures. However, sales to industrial customers were negatively affected by the maintenance-related shutdown of a cogeneration plant.

Water sales remain stable at the level of the previous year

As in the previous year, during the period under review, evn wasser sold 5 m m³ of water. Sales revenues of EUR 3.9 m also corresponded with the comparable figure for last year.

Segment result

EUR m	Electricity		Gas		Heating and other business areas		Total	
	2002/03 Q. 1	2001/02 Q. 1	**2002/03 Q. 1**	2001/02 Q. 1	**2002/03 Q. 1**	2001/02 Q. 1	**2002/03 Q. 1**	2001/02 Q. 1
Sales revenues	168.7	167.2	153.0	177.7	29.1	26.9	350.8	371.8
Operating result (EBIT)	37.5	46.8	29.8	32.6	4.0	–3.6	71.3	75.8

The EVN share

During the period from October to December 2002, the uncertainty concerning the conflict with Iraq created a mood of nervousness on the international stock markets. An atmosphere that was reflected by extremely hectic price movements within a narrow range.

After a short slump at the beginning of the fourth quarter of 2002, which was followed by a slight recovery, prices stabilised at a generally low level. From the beginning of October 2002 to the end of December 2002, the Dow Jones Index rose by 5.1%. The DAX lagged well behind with a rise of only 0.95%.

During the same period, the ATX was up by a positive 8.7% and once again bucked the international trend.

The EVN share fell by 4.2% in the period under review, but outperformed the Dow Jones Euro Stoxx Utilities sector index, which declined by 5.7% in the period from October to December 2002.

During the period under review, EVN stock turnover on the Vienna Stock Exchange amounted to EUR 33 m. With regard to the number of contracts in company shares traded at the Austrian Future and Options Exchange (ÖTOB), EVN remained in the mid-table.

Investor Relations

During the first quarter of 2002/03, EVN continued its extensive investor relations activities. Apart from a high level of transparency with regard to corporate activities and comprehensive written reports, roadshows and company presentations took place at a variety of venues including California, London and Milan. In addition, EVN again had a well-attended exhibit at the "GEWINN" investment fair in Vienna.

The EVN Annual Report, published in the autumn of 2002, was accompanied for the first time by a Sustainability Report (an expanded version of the Environmental and Social Report of the preceding year). This new report represents EVN's response to the sharp increase in the numbers of ethic- and ecology-oriented investors and reflects its inclusion into the FTSE4Good sustainability index.

At the same time, the EVN Investor Relations Homepage was relaunched in a new design. A far wider range of information and services is now available at the new address, **www.investor.evn.at**.

EVN share price and ATX (Austrian Traded Index) – Relative performance


Base: October 2, 2000
160
140
120
100
80
Oct Nov Dec Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec Jan
EVN closing price
ATX

The EVN share

		2002/03 Q. 1	2001/02 Q. 1	2000/01 Q. 1
Share price at closing date	EUR	41.00	45.77	32.45
Highest price	EUR	43.90	46.05	32.65
Lowest price	EUR	39.13	41.00	27.25
Value of shares traded[1]	EUR m	33	109	98
Share of total turnover[1]	%	1.04	3.42	2.25
Market capitalisation at closing date	EUR m	1,541	1,720	1,110

[1] Vienna Stock Exchange

Financial Calendar 2002/03[1)]

Half-year results	May 28, 2003
3rd quarter results	August 27, 2003
2002/03 annual results	December 10, 2003

1) Provisional dates

EVN AG

Head Office
EVN Platz
A-2344 Maria Enzersdorf
Telephone +43 2236 200-0
Fax +43 2236 200-2030

Investor Relations
Georg Waldner
Telephone +43 2236 200-12718
Fax +43 2236 200-82718
E-mail investor.relations@evn.at

Information on the internet
www.evn.at
www.investor.evn.at

Further websites

Allplan	www.allplan.at
BEGAS	www.begas.at
BEWAG	www.bewag.at
ECONGAS	www.econgas.at
EnergieAllianz	www.energieallianz.at
Energie AG	www.energieag.at
evn naturkraft	www.evn-naturkraft.at
evn wasser	www.evnwasser.at
e&i	www.eui.at
e&t	www.eundt.at
Linz AG	www.linzag.at
GrafoTech	www.grafotech.at
kabelsignal	www.kabsi.at
NÖKOM	www.noekom.at
Austrian electricity solution	www.unserstrom.at
teletech	www.teletech.co.at
UTA	www.uta.at
Wien Energie	www.wienenergie.at

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